[The St. Joe Company Letterhead]

Direct Dial: 904-301-4450
Direct Fax: 904-301-4650
E-Mail: cmarx@joe.com
September 21, 2007
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
Fax: 202-772-9209
Attention:    Pam Howell

Re:	The St. Joe Company
Definitive 14A
Filed April 13, 2007
SEC File No. 1-10466
Dear Ms. Howell:
This letter responds to comments by the staff of the Securities and Exchange Commission (the “Commission”) contained in the letter (the “Comment Letter”) dated August 21, 2007, from you to Peter S. Rummell, the Chairman, President and Chief Executive Officer of The St. Joe Company (the “Company”). For ease of reference, we have reproduced below the full text of the staff’s comments, which are followed by the Company’s responses.
Corporate Governance and Related Matters, page 9
Director Independence, page 11
1.	You state on page 12 that all directors completed questionnaires about their relationships with the company and other potential conflicts of interest and that the responses to these questionnaires did not reveal any transaction or relationship between the directors and the company that would disqualify the independence of any non-management director. If any specific transactions, relationships or arrangements from the questionnaires were considered by the board in determining that the director is independent, provide clear disclosure. See Item 407(a)(3) of Regulation S-K and Instruction 3 to Item 407(a).
There were no specific transactions, relationships or arrangements requiring board consideration in connection with the determination of director independence. We will seek to make this disclosure clearer in future Proxy Statements.

Securities and Exchange Commission
September 21, 2007

Compensation Discussion and Analysis, page 19
Peer Groups and Benchmarks, page 20
2.	You disclose on page 21 that the company engaged in benchmarking of the total compensation packages for each executive officer. Please identify the benchmark companies, as required by Item 402(b)(2)(xiv) of Regulation S-K.
We disclosed in the Proxy Statement that the benchmark group consisted of approximately 150 companies within a market capitalization range of $1.5 to $5.0 billion. We decided not to include a listing of all 150 companies in the Proxy Statement because we believe that the identity of any individual company within such a large index is not material to investors. At your request, however, the list of companies in the benchmark group follows. We will include in future Proxy Statements a complete listing of the companies comprising any benchmark group utilized.

Advanced Medical Optics	Commerce Bancshares	Henry Schein
A.G. Edwards	Convergys	Hercules
AGL Resources	Cooper Cameron	Herman Miller
Allegheny Energy	Cooper Tire & Rubber	Hibernia National Bank
Alliance Data Systems	Covance	HNI
Alliant Techsystems	Crown Castle	Hovnanian Enterprises
American Axle &	Cytec	Humana
Manufacturing	Dade Behring	IKON Office Solutions
AMETEK	Dana	International Flavors &
Ann Taylor Stores	Darden Restaurants	Fragrances
Applebee’s International	Dentsply	International Truck & Engine
Applera	Dick’s Sporting Goods	J.M. Smucker
ARAMARK	Dow Jones	John Wiley & Sons
Atmos Energy	Dynegy	KB Home
Ball	Eastman Chemical	Kennametal
Beckman Coulter	Energen	Kerzner International
Belo	Engelhard	King Pharmaceuticals
BorgWarner	Equifax	Lafarge North America
Brady	Equitable Resources	Lear
Cabot	Flowserve	Magellan Midstream Partners
Calpine	Foot Locker	Manpower
CB Richard Ellis	Getty Images	Martin Marietta Materials
Celestica	Goodrich	Maytag
CenterPoint Energy	Goodyear Tire & Rubber	McClatchy
Cephalon	Graco	MDU Resources
Certegy	Great Plains Energy	Media General
Choice Hotels International	GTECH	Mercury Insurance
Choicepoint	Harsco	Meredith
Citizens Communications	Hasbro	Millennium Pharmaceuticals
CMS Energy	Health Net	Millipore
Columbia Sportswear	Hearst-Argyle Television	MSC Industrial Direct

Securities and Exchange Commission
September 21, 2007

Murphy Oil	Polo Ralph Lauren	TECO Energy
Nicor	Providian Financial	Tesoro
Northeast Utilities	Puget Energy	Thomas & Betts
NOVA Chemicals	Radian Group	Tiffany
Novell	Reynolds and Reynolds	Timken
NRG Energy	Ross Stores	Toro
NSTAR	Sabre	Unisys
OGE Energy	SCANA	USG
ONEOK	Scotts	Vectren
Oshkosh Truck	7-Eleven	Washington Gas
PacifiCare Health Systems	Smurfit-Stone Container	Watson Pharmaceuticals
People’s Bank	Snap-on	WebMD
Peoples Energy	Sonoco Products	Webster Bank
Pepco Holdings	South Financial Group	Wendy’s International
PepsiAmericas	SPX	Westar Energy
PerkinElmer	Steelcase	Whirlpool
Pinnacle West Capital	St. Joe Company	Williams-Sonoma
PMC-Sierra	SVB Financial	Wisconsin Energy
PNM Resources	Symbol Technologies	WPS Resources
Target Compensation, page 21
3.	In determining compensation you state that you give special consideration for individual performance, experience and competency. Please describe in greater detail the specific items of performance used in determining such amounts.
The context of the discussion referenced by the staff focused on how target compensation was established for the named executive officers. To the extent performance was considered among the other factors described, it was largely a subjective assessment based on each officer’s perceived overall contribution to the Company.
4.	We refer you to Release 8732A, Section II.B.1. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example, Mr. Rummell received the highest base salary of $830,000, which was $373,000 above that of the next highest base salary paid (excluding Mr. Twomey, the former president and COO) and appears to be eligible to receive substantially higher non-equity incentive compensation than the other named executive officers. We direct your attention to item 402(b)(2)(vii) of Regulation S-K.
We believe that three elements are important when discussing the variances of pay elements among named executive officers: (1) level of operational responsibility and exposure to personal legal liability; (2) the source or talent pool from which the executive was recruited; and (3) performance during the time in the position. Mr. Rummell was originally recruited over ten years ago to assume the role of Chief Executive Officer during the Company’s critically

Securities and Exchange Commission
September 21, 2007

important transition from a paper company to a real estate development company. The Company made the decision at that time to offer Mr. Rummell a competitive compensation package in order to procure him. Further, as Chairman, President and Chief Executive Officer, Mr. Rummell holds the highest level of operational responsibility within Company management and is exposed to personal legal liability in such role (for example, signing quarterly financial statement certifications). Finally, during Mr. Rummell’s tenure as Chief Executive Officer, the Company has delivered tremendous value to its shareholders.
The other named executive officers were hired into roles with less operational responsibility and exposure to legal liability, or were promoted from more junior positions within the Company to assume greater responsibility over time. We will seek in future proxy statements to add more detail about the material differences in compensation policies with respect to individual executive officers.
Long-Term Incentive Program, page 23
5.	You state on page 24 that the Committee approves the determination of awards for the long-term incentive program based on the recommendations of management. Please provide a more detailed discussion as to how you determined the level and mix of the awards for the long-term incentive program. We direct your attention to Item 402(b)(1)(v) of Regulation S-K, which provides for disclosure of how the company determines the amount (and, where applicable, the formula) for each element of pay.
We respectfully refer the staff to page 24 of the Proxy Statement to the subsection entitled “2006 Equity Grants” for a discussion of how the level and mix of the long-term incentive awards were determined in 2006. For additional information regarding the mix of equity awards granted, the staff should also refer to the discussion in the Proxy Statement on page 23 under the heading “Types of Awards.”
Employment Agreements, page 27
6.	Include a clear and understandable summary of the material terms and conditions of the respective employment agreements, and analyze why the employment agreement was designed and structured to provide the mentioned material compensation elements and levels.
We respectfully submit that the descriptions of the executive officer employment agreements on page 26, together with the descriptions of the payments to the executive officers upon termination or change in control on page 40, present all of the material terms of the employment agreements in a forthright manner. We will seek to include in future proxy statements, however, additional analysis regarding why the employment agreements were designed and structured to provide the mentioned material compensation elements and levels.

Securities and Exchange Commission
September 21, 2007

Summary Compensation Table, page 28
7.	Please provide narrative disclosure to the summary compensation table and the grants of plan-based awards table as required by Item 402(e) of Regulation S-K. This narrative would provide a description of any material factors necessary to an understanding of the information disclosure in these tables. For example, we note that Mr. Regan will be retiring on September 30, 2007 and some of the shares that will vest after this date will be forfeited. Similarly, Mr. Rummell’s and Mr. Twomey’s respective stock awards of approximately $2.2 million and $3.0 million were significantly higher than any other named executive officer’s equity award. Please revise the narrative and the Compensation Discussion and Analysis as appropriate to explain the differences in the types and amounts of compensation awarded to such executives. This would be appropriate material narrative disclosure to follow the tables.
We believed at the time of filing that our narrative disclosure in the Compensation Discussion and Analysis, as well as the footnote disclosures following each table, were sufficient disclosures to satisfy the requirements of Item 402(e). For example, Item 402(e)(1)(i) requires the disclosure of the material terms of each named executive officer’s employment agreement, which disclosure was provided in the Compensation Discussion and Analysis on page 26. In light of the staff’s comment, however, we will seek to provide in future Proxy Statements additional narrative disclosure in the format requested by the staff.
In response to the staff’s specific question regarding Mr. Rummell and Mr. Twomey, we note that the amounts reflected in the Summary Compensation Table for Mr. Rummell’s and Mr. Twomey’s “Stock Awards” do not represent actual stock awards during 2006. Footnote 2 to the Summary Compensation Table explains that, in accordance with SEC rules, the amounts shown in the Stock Awards column reflect the dollar amounts recognized for financial statement reporting purposes in 2006 for restricted stock granted during 2006 and prior years in accordance with SFAS 123R. Mr. Rummell and Mr. Twomey each had shares from a 2003 restricted stock grant that vested in 2006 requiring the recognition of compensation expense in 2006, the amount of which was shown in the “Stock Awards” column in the Summary Compensation Table. Each of these executives was granted a significant number of shares of restricted stock in August 2003 for retention purposes at the time that they signed five-year employment agreements with the Company (See the Compensation Discussion and Analysis under the heading “Rummell Employment Agreement” on page 26). The Grants of Plan-Based Awards table shows that neither Mr. Rummell nor Mr. Twomey was granted any restricted stock in 2006.
Regarding the question involving Mr. Regan, the Grants of Plan-Based Awards table shows a grant of 5,000 shares of restricted stock in 2006. All of these shares vested prior to Mr. Regan’s retirement date as disclosed in footnote 3 to the Outstanding Equity Awards table. The shares granted in prior years that Mr. Regan did forfeit in connection with his retirement were disclosed in footnote 8 to the Outstanding Equity Awards table.

Securities and Exchange Commission
September 21, 2007

Pension Benefits in 2006, page 34
8.	Please disclose the material terms and conditions of payments and benefits available under the plan. This would include the plan’s normal retirement payment and benefit formula and the effect of the form of benefit elected on the amount of annual benefits. See Item 402(h)(3)(i) of Regulation S-K.
As described on page 34, the Company’s pension plan is a cash balance defined-benefit plan. The plan provides a benefit based on a participant’s cash balance account. This benefit is payable upon termination, retirement or disability to any participant who has satisfied the Plan’s vesting conditions, as described in the Proxy Statement. Under the cash balance plan, each participant’s benefit is determined by his or her vested cash balance account at the time of separation of employment, regardless of the reason for the separation of employment (whether normal retirement, early retirement, resignation, termination or otherwise).
The default retirement benefit is an annuity based on the participant’s vested cash balance account. Participants, however, may elect to receive their pension benefits in a lump sum payment. Whether at normal retirement or at any early termination of employment, the amount of the lump sum payable is equal to the participant’s vested cash balance account at that date.
Although we believe that the material features of the pension plan were disclosed in the Proxy Statement, in future Proxy Statements we will seek to further clarify the cash balance nature of the pension plan.
9.	If any named executive officer is currently eligible for early retirement under any plan, identify that named executive officer and the plan and describe the plan’s early retirement payment and benefit formula and eligibility standards. See Item 402(h)(3)(ii) of Regulation S-K. We note the disclosure on page 18 that Mr. Regan, age 59, has announced plans to retire from the company on September 30, 2007. We are unable to locate disclosure regarding early retirement as it would apply to Mr. Regan or any other executive officer.
Early retirement does not materially change the value of a participant’s benefit under our pension plan. The relevant inquiry is whether or not a participant is vested in his or her cash balance account. See the response to Question 8 above. On page 34, we disclosed that all of the named executives were 100% vested in their pension plan accounts (except for Mr. Corriggio, who had no vested balance at the time of his termination of employment).
10.	You state that each year the participant’s account is credited with a percentage of the participant’s compensation. Please clarify the specific elements of compensation (e.g., salary, bonus, etc.) that are included in this calculation. See Item 402(h)(3)(iii) of Regulation S-K.
A participant’s “compensation” includes his or her gross base salary (including any elective deferrals), commissions, and bonuses which are reported on IRS Form W-2; provided, however,

Securities and Exchange Commission
September 21, 2007

that “compensation” does not include any amounts processed within pay periods which end 31 days or more after termination of employment, sign-on and new hire referral bonuses, commissions on the sale of his or her residence, severance pay, payments made after the death of an employee, recoverable draws, distributions from any qualified or nonqualified retirement plan, and gratuities and tips. We will provide this more detailed disclosure in future Proxy Statements.
Nonqualified Deferred Compensation in 2006, page 35
11.	You state in the DCAP that employee deferrals are limited to 50% of eligible compensation. Clarify the “eligible compensation” that is permitted to be deferred. See item 402(i)(3)(i) of Regulation S-K.
This reference to “eligible compensation” includes the same compensation elements as described in the response to Question 10 above. We will provide this more detailed disclosure in future Proxy Statements.
Potential Payments Upon Termination or Change in Control, page 37
12.	The employment agreements define a change in control to include “certain” changes in the composition of the Board of Directors. Clarify these “certain” changes in the board that would constitute a change in control.
For purposes of Mr. Rummell’s employment agreement, a “change in control” includes a change in the composition of the Board of Directors, as a result of which fewer than two-thirds of the incumbent directors are “continuing directors.” Continuing directors include directors who either (1) had been directors of the Company on the date 24 months prior to the date of the event that may constitute a change in control (the “original directors”), or (2) were elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the aggregate of the original directors who were still in office at the time of the election or nomination and the directors whose election or nomination was previously so approved.
For purposes of the employment agreements of Messrs. Greene, Corr and Regan, a “change in control” includes the occurrence of an event in which individuals who, as of July 1, 2006 constitute the Board (the “Incumbent Board”), cease for any reason to constitute at least a majority of the Board. Any individual becoming a director after July 1, 2006 who is elected by the Company’s shareholders or was approved by a vote of at least a majority of the directors then comprising the Incumbent Board will be considered as a member of the Incumbent Board. The Incumbent Board will exclude, however, any individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of directors.
We will provide this more detailed disclosure in future Proxy Statements.
At your request, the Company also hereby acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

Securities and Exchange Commission
September 21, 2007

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the foregoing, please contact me at your convenience at 904-301-4450.
Sincerely,
/s/ Christine M. Marx
Christine M. Marx
General Counsel and Corporate Secretary

cc:	Peter S. Rummell, Chairman, President and Chief Executive Officer
William S. McCalmont, Chief Financial Officer